SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------
                                 SCHEDULE 13D*
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                Amendment No.1

                               Stericycle, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  858912108
                                (CUSIP Number)

                              Larry N. Feinberg
                          C/O Oracle Partners, L.P.
                         712 Fifth Avenue, 45th Floor
                           New York, New York 10019
                                (212) 373-9200
                 (Name, address and telephone number of person
              authorized to receive notices and communications)

                                November 10, 1999
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)
                           (Page 1 of 12 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 858912108                 13D                    Page 2 of 12 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Oracle Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                387,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                387,000
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                387,000
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                2.6%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108                 13D                    Page 3 of 12 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Oracle Institutional Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                121,100
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                121,100
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                121,100
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                0.8%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108                 13D                    Page 4 of 12 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            Oracle Investment Management, Inc.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                AF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                146,900
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                146,900
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                146,900
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                1.0%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108                 13D                    Page 5 of 12 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Larry N. Feinberg
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                PF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                50,000
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                655,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                50,000
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                655,000
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                705,000
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                4.8%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108                 13D                    Page 6 of 12 Pages

Item 1.     Security and Issuer.

     This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D which was filed on March 30, 1999 with respect to the common stock (the "Common Stock") of Stericycle, Inc. (the "Company"). The Company's principal executive office is located at 28161 North Keith Drive, Lake Forest, Illinois 60045.


Item 2.     Identity and Background.

     (a)  This Amendment No. 1 is filed by:
          (i) Oracle Partners, L.P., a Delaware limited partnership ("Oracle Partners"), with respect to shares of Common Stock directly owned by it;

          (ii) Oracle Institutional Partners, L.P., a Delaware limited partnership ("Oracle Institutional"), with respect to shares of Common Stock directly owned by it;

          (iii) Oracle Investment Management, Inc., a Delaware corporation (the "Investment Manager"), which serves as investment manager to and has investment discretion over the securities held by SAM Oracle Investments Inc., a British Virgin Islands corporation ("SAM Oracle"), with respect to shares of Common Stock directly owned by Sam Oracle, and Oracle Offshore Limited, a Cayman Islands corporation ("Oracle Offshore"), with respect to shares of Common Stock directly owned by Oracle Offshore; and

          (iv) Mr. Larry N. Feinberg ("Mr. Feinberg"), which serves as the general partner of Oracle Partners and Oracle Institutional (together, the "Partnerships") and is the sole shareholder and president of the Investment Manager, with respect to shares of Common Stock directly owned by him and by the Partnerships, SAM Oracle and Oracle Offshore.

     The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of each of the Partnerships and the Investment Manager is 712 Fifth Avenue, New York, New York 10019. The business address of Mr. Feinberg is 712 Fifth Avenue, New York, New York 10019.

     (c) The principal business of each of the Partnerships is to invest in securities. The principal business of the Investment Manager is to serve as an investment manager to and exercise investment discretion over securities held by SAM Oracle and Oracle Offshore. Mr. Feinberg is the general partner of the Partnerships and the sole shareholder and president of the Investment Manager.

CUSIP No. 858912108                 13D                    Page 7 of 12 Pages

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Each of the Partnerships and the Investment Manager is organized under the laws of the State of Delaware. Mr. Feinberg is a citizen of the United States of America.


Item 3.     Source and Amount of Funds and Other Consideration.

     The aggregate number of shares of Common Stock, to which this Amendment No. 1 relates, purchased and held and the net investment cost of such shares is as follows:

                            Aggregate #              Net Investment
        Name                 of Shares                     Cost
--------------------        -----------              --------------

Oracle Partners               387,000                  $4,642,514
Oracle Institutional          121,100                  $1,423,412
SAM Oracle                    122,200                  $1,414,914
Oracle Offshore                24,700                  $  302,596
Investment Manager              -0-                    $        0
Mr. Feinberg                   50,000                  $  417,025

     The Investment Manager does not directly own any shares of Common Stock. The shares of Common Stock are held directly by the Partnerships over which Mr. Feinberg exercises investment discretion, and by SAM Oracle and Oracle Offshore over each of which the Investment Manger, and ultimately Mr. Feinberg, exercises investment discretion. The 705,000 shares of Common Stock held in the aggregate by the Partnerships, SAM Oracle and Oracle Offshore were purchased in open market transactions at an aggregate cost of $8,200,461. The funds for the purchase of the shares of Common Stock held in the Partnerships came from capital contributions to the Partnerships by their general partner and limited partners. The funds for the purchase of the shares of Common Stock held by each of SAM Oracle and Oracle Offshore came from capital contributions by their respective shareholders. The funds for the purchase of the shares of Common Stock held by Mr. Feinberg came from Mr. Feinberg's personal funds. The Common Stock beneficially owned by the Reporting Persons are held in margin accounts at Morgan Stanley & Co., Inc. Since other securities are held in such margin accounts, it is not possible to determine the amount of margin used, if any, with respect to the Common Stock purchased and reported herein.

CUSIP No. 858912108                 13D                    Page 8 of 12 Pages

Item 4.     Purpose of the Transaction.

     The shares of Common Stock deemed to be beneficially owned by Mr. Feinberg and the Investment Manager were acquired by Mr. Feinberg, the Partnerships, SAM Oracle and Oracle Offshore for, and are being held for, investment purposes. The shares of Common Stock were acquired in the ordinary course of business and not for the purpose of acquiring control of the Company. The Investment Manager may in the future directly acquire shares of Common Stock in open market transactions, block purchases or otherwise. Mr. Feinberg, the Partnerships, SAM Oracle and Oracle Offshore may acquire additional shares of Common Stock or continue to hold or dispose of all or some of the shares reported herein from time to time, in each case in open market transactions, block sales or purchases or otherwise. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.


Item 5.     Interest in Securities of the Issuer.

     (a) The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person is enumerated below.

                               Number of Shares             Percentage of
        Name                   of Common Stock              Common Stock
--------------------           ----------------             -------------

Oracle Partners                    387,000                       2.6%
Oracle Institutional               121,100                       0.8%
Investment Manager                 146,900                       1.0%
Mr. Feinberg                       705,000                       4.8%

          The approximate percentage of shares of Common Stock beneficially owned by each Reporting Person is based on the Company's most recent Form 10-Q filed with the Securities and Exchange Commission, dated November 15, 1999, which indicates that as of November 10, 1999 there were 14,722,693 shares of the Company's Common Stock outstanding.

     (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Amendment No. 1.

CUSIP No. 858912108                 13D                    Page 9 of 12 Pages

          The Investment Manager does not directly own any of the Common Stock. The Investment Manager, however, may be deemed to beneficially own 146,900 shares of Common Stock by virtue of its investment advisory relationship with SAM Oracle and Oracle Offshore, pursuant to which the Investment Manager provides discretionary investment advisory services to these entities.

          Mr. Feinberg directly owns only 50,000 shares of Common Stock. Mr. Feinberg, however, may be deemed to beneficially own 705,000 shares of Common Stock by virtue of serving as the general partner of the Partnerships and being the president and sole shareholder of the Investment Manager.

     (c) The following is a list of transactions involving the shares of Common Stock of the Company, engaged in during the 60 day period prior to and including November 10, 1999 by the Reporting Persons named herein, Sam Oracle and Oracle Offshore.

                                           No. of Shares
          Name                 Date       Purchased/(Sold)         Price/Share
-------------------------    --------     ----------------         -----------

Oracle Partners              10/04/99          11,600                15.9200
                             11/04/99           3,000                16.8125


Oracle Institutional         10/04/99           3,900                15.9200
                             11/04/99           1,000                16.8125


SAM Oracle                   10/04/99           3,800                15.9200
                             11/04/99           1,000                16.8125


Oracle Offshore              10/04/99             700                15.9200
                             11/04/99           5,000                16.8125


Investment Manager            none             none                  none


Mr. Feinberg                  none             none                  none

          The Common Stock purchases listed above were made through brokerage from, and transactions in the open market in the ordinary course of business.

     (d) Sam Oracle and Oracle Offshore, each clients of the Manager, have the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the securities reported in this Amendment No. 1.

CUSIP No. 858912108                 13D                    Page 10 of 12 Pages


     (e) As of November 10, 1999, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock of the Company. This occurred as a result of an increase in the number of outstanding shares of Common Stock of the Company.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Other than the Joint Acquisition Statement attached hereto as Exhibit 1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 of this Amendment No. 1 and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.     Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 858912108                 13D                    Page 11 of 12 Pages

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  February 17, 2000

                                     /s/ Larry N. Feinberg
                                     --------------------------------------
                                     Larry N. Feinberg, individually and as
                                     general partner of
                                     Oracle Partners, L.P.,
                                     general partner of
                                     Oracle Institutional Partners, L.P.,
                                     and president of
                                     Oracle Investment Management, Inc.

CUSIP No. 858912108                 13D                    Page 12 of 12 Pages

                                 EXHIBIT 1

                         JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13d-1(k)


     The undersigned acknowledge and agree that the foregoing statement on Amendment No. 1, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  February 17, 2000

                                     /s/ Larry N. Feinberg
                                     --------------------------------------
                                     Larry N. Feinberg, individually and as
                                     general partner of
                                     Oracle Partners, L.P.,
                                     general partner of
                                     Oracle Institutional Partners, L.P.,
                                     and president of
                                     Oracle Investment Management, Inc.